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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(AMENDMENT NO. 2 – Final Amendment)*

Triangle Pharmaceuticals, Inc.
(Name of Subject Company (Issuer))

Simbolo Acquisition Sub, Inc. (Offeror)
Gilead Sciences, Inc. (Parent of Offeror)
(Names of Filing Persons)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

89589H 10 4
(CUSIP Number of Class of Securities)

Gregg H. Alton, Esq.
Vice President and General Counsel
Gilead Sciences, Inc.
333 Lakeside Drive,
Foster City, California 94404
Tel: (650) 574-3000
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Richard E. Climan, Esq.
David A. Lipkin, Esq.
Cooley Godward LLP
Five Palo Alto Square
3000 El Camino Real
Palo Alto, CA 94306-2155
Tel: (650) 843-5000
Fax: (650) 849-7400

☐
Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1.

  ☐
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☒
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

* This final amendment also constitutes Amendment No. 1 to the Schedule 13D of the Filing Persons with respect to the Securities of the Subject Company purchased by the Filing Persons in the Offer. The information contained herein and in the Tender Offer Statement on Schedule TO, as amended, is incorporated by reference for purposes of the filing of this Amendment No. 1 to the Schedule 13D.

SCHEDULE 13D

CUSIP No. 89589H 10 4

1.	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Gilead Sciences, Inc. IRS Id. No: 94-3047598

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:			(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or (e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES		7.	SOLE VOTING POWER 0
BENEFICIALLY
OWNED BY EACH REPORTING		8.	SHARED VOTING POWER 75,098,019
PERSON WITH
		9.	SOLE DISPOSITIVE POWER 0

		10.	SHARED DISPOSITIVE POWER 75,098,019

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,098,019

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 97.4%(1)

14.	TYPE OF REPORTING PERSON CO

1 Based on the 77,074,851 shares issued and outstanding as of the close of business on January 15, 2003.

SCHEDULE 13D

CUSIP No. 89589H 10 4

1.	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Simbolo Acquisition Sub, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:			(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or (e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES		7.	SOLE VOTING POWER 0
BENEFICIALLY
OWNED BY EACH REPORTING		8.	SHARED VOTING POWER 75,098,019
PERSON WITH
		9.	SOLE DISPOSITIVE POWER 0

		10.	SHARED DISPOSITIVE POWER 75,098,019

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,098,019

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 97.4%(1)

14.	TYPE OF REPORTING PERSON CO

1 Based on the 77,074,851 shares issued and outstanding as of the close of business on January 15, 2003.

        This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO"), filed with the Securities and Exchange Commission (the "Commission") on December 16, 2002, as amended by Amendment No. 1 filed with the Commission on December 26, 2002 (as amended, this "Schedule TO"), by Gilead Sciences, Inc., a Delaware corporation ("Gilead"), and Simbolo Acquisition Sub, Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Gilead. This Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share, of Triangle Pharmaceuticals, Inc., a Delaware corporation ("Triangle"), at a purchase price of $6.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 16, 2002, and in the Letter of Transmittal, copies of which were filed with this Schedule TO as Exhibits (a)(1) and (a)(2) thereto, respectively (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer").

        Except as otherwise set forth below, all of the information in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated by reference in response to all items of this Schedule TO.

ITEMS 1-9 AND ITEM 11. ADDITIONAL INFORMATION.

        Items 1-9 and Item 11 are hereby amended and supplemented as follows:

        The Offer expired at 12:00 midnight, New York City time, on Wednesday, January 15, 2003. The Purchaser has been advised by Mellon Investor Services LLC, the Depositary for the Offer, that 75,098,019 shares of Triangle common stock were validly tendered and not withdrawn prior to the expiration of the Offer, representing approximately 97.4% of the shares of Triangle common stock outstanding as of January 15, 2003. Following the expiration of the Offer, the Purchaser accepted for payment all 75,098,019 shares of Triangle common stock that were validly tendered and not withdrawn prior to the expiration of the Offer (including 1,696,780 shares tendered to the Depositary pursuant to the Offer's guaranteed delivery procedure) according to the terms of the Offer, and the Purchaser will promptly pay for such shares.

        Gilead intends to complete the acquisition of Triangle through the merger of the Purchaser with and into Triangle as soon as practicable in accordance with applicable provisions of Delaware law that authorize the completion of the merger without a vote or meeting of stockholders of Triangle. Pursuant to the terms of the Merger Agreement dated as of December 3, 2002, among Gilead, Triangle and the Purchaser, previously filed as Exhibit (d)(1) to this Schedule TO, all remaining publicly held shares of Triangle common stock (other than shares held by Triangle stockholders who properly exercise their appraisal rights under applicable Delaware law) will be acquired for $6.00 per share, without interest, in the merger.

        On January 16, 2003, Gilead issued a press release announcing the expiration of the Offer. The press release is contained in Exhibit (a)(10) to this Schedule TO and the information set forth in the press release is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1) *	Offer to Purchase, dated December 16, 2002.
(a)(2) *	Form of Letter of Transmittal.
(a)(3) *	Form of Notice of Guaranteed Delivery.

(a)(4) *	Form of Letter from the Dealer Manager to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(5) *	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(6) *	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(7) *	Joint Press Release issued by Gilead Sciences, Inc. and Triangle Pharmaceuticals, Inc. on December 4, 2002.
(a)(8) *	Summary Newspaper Advertisement published in The Wall Street Journal, on December 16, 2002.
(a)(9) *	Joint Press Release issued by Gilead Sciences, Inc. and Triangle Pharmaceuticals, Inc. on December 26, 2002.
(a)(10)	Press Release issued by Gilead Sciences, Inc. on January 16, 2003.
(b)	Not applicable.
(d)(1) *	Agreement and Plan of Merger, dated as of December 3, 2002, by and among Gilead Sciences, Inc., Simbolo Acquisition Sub, Inc. and Triangle Pharmaceuticals, Inc.
(d)(2) *
Form of Stockholder Agreement (including agreement to tender), dated as of December 3, 2002, among Gilead Sciences, Inc., Simbolo Acquisition Sub, Inc. and selected stockholders of Triangle Pharmaceuticals, Inc.
(d)(3) *
Form of Stockholder Agreement (including agreement to tender and agreement to vote to adopt the Merger Agreement), dated as of December 3, 2002, among Gilead Sciences, Inc., Simbolo Acquisition Sub, Inc. and selected stockholders of Triangle Pharmaceuticals, Inc.
(d)(4) *	Confidentiality Agreement, entered into on November 1, 2002, between Gilead Sciences, Inc. and Triangle Pharmaceuticals, Inc.
(d)(5) *	7.50% Convertible Promissory Note, dated December 9, 2002, between Gilead Sciences, Inc. and Triangle Pharmaceuticals, Inc.
(d)(6) *	Investor Rights Agreement, dated as of December 9, 2002, between Gilead Sciences, Inc. and Triangle Pharmaceuticals, Inc.
(g)	Not applicable.
(h)	Not applicable.

*
Previously filed.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SIMBOLO ACQUISITION SUB, INC.
By:	/s/ JOHN F. MILLIGAN
	Name:	John F. Milligan
	Title:	President
GILEAD SCIENCES, INC.
By:	/s/ JOHN C. MARTIN, PH.D.
	Name:	John C. Martin, Ph.D.
	Title:	President and Chief Executive Officer
Dated: January 16, 2003

EXHIBITS

(a)(1) *	Offer to Purchase, dated December 16, 2002.
(a)(2) *	Form of Letter of Transmittal.
(a)(3) *	Form of Notice of Guaranteed Delivery.
(a)(4) *	Form of Letter from the Dealer Manager to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(5) *	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(6) *	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(7) *	Joint Press Release issued by Gilead Sciences, Inc. and Triangle Pharmaceuticals, Inc. on December 4, 2002.
(a)(8) *	Summary Newspaper Advertisement published in The Wall Street Journal, on December 16, 2002.
(a)(9) *	Joint Press Release issued by Gilead Sciences, Inc. and Triangle Pharmaceuticals, Inc. on December 26, 2002.
(a)(10)	Press Release issued by Gilead Sciences, Inc. on January 16, 2003.
(b)	Not applicable.
(d)(1) *	Agreement and Plan of Merger, dated as of December 3, 2002, by and among Gilead Sciences, Inc., Simbolo Acquisition Sub, Inc. and Triangle Pharmaceuticals, Inc.
(d)(2) *
Form of Stockholder Agreement (including agreement to tender), dated as of December 3, 2002, among Gilead Sciences, Inc., Simbolo Acquisition Sub, Inc. and selected stockholders of Triangle Pharmaceuticals, Inc.
(d)(3) *
Form of Stockholder Agreement (including agreement to tender and agreement to vote to adopt the Merger Agreement), dated as of December 3, 2002, among Gilead Sciences, Inc., Simbolo Acquisition Sub, Inc. and selected stockholders of Triangle Pharmaceuticals, Inc.
(d)(4) *	Confidentiality Agreement, entered into on November 1, 2002, between Gilead Sciences, Inc. and Triangle Pharmaceuticals, Inc.
(d)(5) *	7.50% Convertible Promissory Note, dated December 9, 2002, between Gilead Sciences, Inc. and Triangle Pharmaceuticals, Inc.
(d)(6) *	Investor Rights Agreement, dated as of December 9, 2002, between Gilead Sciences, Inc. and Triangle Pharmaceuticals, Inc.
(g)	Not applicable.
(h)	Not applicable.

*
Previously filed.

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  ITEMS 1-9 AND ITEM 11. ADDITIONAL INFORMATION.
  ITEM 12. EXHIBITS.
SIGNATURES
EXHIBITS